

NASDAQ:CRME   TSX:COM

CARDIOME PHARMA CORP. ANNOUNCES VOTING RESULTS

Vancouver, Canada, June 23, 2017 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced the results of voting at its 2017 Annual General and Special Meeting of Shareholders held on June 20, 2017.

A total of 24,583,372 common shares were voted in connection with the meeting, representing approximately 77.00% of the issued and outstanding common shares of the company. Shareholders voted as follows:

Election of Directors

By resolution passed by ballot vote, the following six nominees proposed by management were elected as directors of Cardiome to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Richard M. Glickman	14,080,137	87.60%	1,992,340	12.40%
W. James O'Shea	15,466,194	96.23%	606,283	3.77%
William L. Hunter	15,543,529	96.71%	528,948	3.29%
Mark H. Corrigan	15,465,791	96.23%	606,686	3.77%
Arthur H. Willms	15,543,282	96.71%	529,195	3.29%
Robert J. Meyer	15,544,284	96.71%	528,193	3.29%

Appointment of Auditor

By resolution passed by show of hands, KMPG LLP, Chartered Accountants, was appointed auditor of the company for the ensuing year.

Approval of Amendments to and Unallocated Entitlements under the Restricted Share Unit Plan

By resolution passed by ballot vote, amendments to the Company's Restricted Share Unit Plan were ratified, confirmed and approved, and the Restricted Share Unit Plan was re-approved and all unallocated entitlements under the Restricted Share Unit Plan were approved, and the Company was granted the ability to continue granting restricted share units under the Restricted Share Unit Plan until June 20, 2020.

Votes For	% Votes For	Votes Against	% Votes Against
9,164,437	57.02%	6,908,040	42.98%

Approval of Amendments to and Unallocated Options under the Incentive Stock Option Plan

By resolution passed by ballot vote, amendments to the Company's Incentive Stock Option Plan were ratified, confirmed and approved and all unallocated options under the Incentive Stock Option Plan were approved, and the Company was granted the ability to continue granting options under the Incentive Stock Option Plan until June 20, 2020.

Votes For	% Votes For	Votes Against	% Votes Against
14,004,680	87.13%	2,067,797	12.87%

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of innovative therapies that will improve the quality of life and health of patients suffering from disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS® (vernakalant IV), approved in Europe, Canada, and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIB/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, on behalf of their partner Amomed in select European markets. Cardiome has also licensed: XYDALBA™ (dalbavancin hydrochloride), a second generation, semi-synthetic lipoglycopeptide approved in the EU for the treatment of acute bacterial skin and skin structure infections (ABSSSI) in adults for select European and Middle Eastern nations and Canada from Allergan; and TREVYENT®, a development stage drug device combination that is under development for Pulmonary Arterial Hypertension for Europe, the Middle East and for Canadian markets from SteadyMed Therapeutics.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2017 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing or future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and

any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent

protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities. These and other risks are described in the Form 40F and associated documents filed March 29, 2017 (see for example, "Risk Factors" in the Annual Information Form for the year ended December 31, 2016), in the Form 6-K filed May 15, 2017, and in our other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

For Further Information:

Justin Renz
Cardiome Investor Relations
(604) 677-6905 ext. 128 or Toll Free: 1-800-330-9928
Email: jrenz@cardiome.com